King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309-3521 Main: (404) 572-4600 Fax: (404) 572-5100 www.kslaw.com Alan J. Prince Direct Dial: (404) 572-3595 aprince@kslaw.com

November 19, 2010

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:   John Reynolds

  Assistant Director

RE:	Cellu Tissue Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 19, 2010 File No. 001-34606

Dear Mr. Reynolds:

On behalf of our client, Cellu Tissue Holdings, Inc. (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-captioned Preliminary Proxy Statement filed by the Company on October 19, 2010 (the “Proxy Statement”). The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Letter to shareholders

1.	Please revise your letter to shareholders and the notice to address the percentage and number of shares voting for the merger proposal required to approve the merger.

Response: In response to the Staff’s comment, the Company has revised the letter to shareholders and the notice attached to the Amended Preliminary Proxy Statement.

John Reynolds

U.S. Securities and Exchange Commission

Interests of Our Directors and Executive Officers in the Merger, page 4

2.	Please revise to indicate the aggregate amount of proceeds to directors and executive officers from the accelerated vesting of the restricted stock and stock options.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Preliminary Proxy Statement.

3.	Please revise to indicate the amount of payments to the three executive officers upon termination of employment and also address the amount of the enhanced payment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Preliminary Proxy Statement.

4.	Please briefly expand the description of the retention and severance agreement with the one executive officer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Preliminary Proxy Statement.

Litigation Relating to the Merger, page 5

5.	Please revise to describe in more detail the class action lawsuits filed against the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 - 6 and pages 52 - 53 of the Amended Preliminary Proxy Statement.

Who pays for the cost of proxy preparation and solicitation?, page 11

6.	We note that solicitations may be made by facsimile and other means of communication. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on Web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on Web sites and chat rooms, must be filed under the cover of Schedule 14A.

John Reynolds

U.S. Securities and Exchange Commission

The Merger, page 18

7.	Please revise to disclose the complete mailing address and telephone number of the principal executive offices of each of the parties to the transaction. See Item 14(b)(2) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amended Preliminary Proxy Statement.

Background of the Merger, page 18

8.	We note the last sentence of the third full paragraph on page 19. Please revise to specify the “certain matters pertinent to a potential transaction with Clearwater Paper.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the fourth full paragraph on page 19 of the Amended Preliminary Proxy Statement.

9.	We note the last sentence of second paragraph on page 20. Please revise to specify the “potential alternatives” that were discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the second full paragraph on page 20 of the Amended Preliminary Proxy Statement.

10.	We note your disclosure on page 20 that your board sought a purchase price above $13.00 per share. Please revise to clarify your board’s basis for its determination to seek a higher price.

Response: In response to the Staff’s comment, the Company has added a new third paragraph on page 20 of the Amended Preliminary Proxy Statement.

11.	We note your reference in the third paragraph on page 20 to “certain other strategic alternatives available to our company, including . . .” Please revise to specify all of the strategic alternatives Goldman was instructed to consider.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the fourth full paragraph on page 20 of the Amended Preliminary Proxy Statement.

12.	Please revise the sixth paragraph on page 20 to specify the financial information provided to Clearwater Paper.

Response: In response to the Staff’s comment, the Company has added a new second paragraph on page 21 of the Amended Preliminary Proxy Statement.

John Reynolds

U.S. Securities and Exchange Commission

13.	Please revise the fourth full paragraph on page 21 to specify all of the strategic alternatives Goldman discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the seventh paragraph on page 21 of the Amended Preliminary Proxy Statement.

14.	Please revise the third full paragraph on page 22 to address in more detail the additional diligence information access given to Clearwater Paper.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the fifth paragraph on page 22 of the Amended Preliminary Proxy Statement.

15.	Please provide us with copies of the “board books” distributed to the board in connection with its consideration of the transaction.

Response: In response to the Staff’s comment, a copy of the presentation materials prepared by Goldman Sachs & Co. and distributed to the Company’s board of directors in connection with the board’s consideration of the transaction is being provided to the Staff by Sullivan & Cromwell LLP, counsel for Goldman Sachs, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and pursuant to the provisions of 17 C.F.R. Section 200.83. In accordance with such rules, Goldman Sachs will request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof. Further, the Company is confidentially providing the Staff with a copy of other presentation materials distributed to the Company’s board of directors in connection with the board’s consideration of the transaction, with the exception of certain materials covered by the attorney-client privilege in light of existing litigation regarding the transaction. The Company requests return of these materials upon completion of the Staff’s review in accordance with Exchange Act Rule 12b-4.

Opinion of Our Financial Advisor

Selected Companies Analysis, page 35

16.	Please add narrative disclosure after the tabular disclosure on page 35 to explain the results of the analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 36 of the Amended Preliminary Proxy Statement.

John Reynolds

U.S. Securities and Exchange Commission

Illustrative Present Value of Future Share Price Analysis, page 36

17.	Please revise to clarify why multiples ranging from 4.75x to 5.75x were used.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the third paragraph on page 36 of the Amended Preliminary Proxy Statement.

Selective Transactions Analysis, page 37

18.	Please add narrative disclosure after the tabular disclosure on page 37 to explain the results of the analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 38 of the Amended Preliminary Proxy Statement.

Certain Material United States Federal Income tax Consequences of the Merger, page 50

19.	Please revise this section to disclose all of the material federal income tax consequences of the transaction. Please remove “certain” from the sub-heading and anywhere else in this section where it immediately precedes “material”.

Response: In response to the Staff’s comment, the Company has revised the disclosure to remove “certain” from the sub-heading and anywhere else in this section where it immediately precedes “material”. This section discloses all of the material federal income tax consequences of the transaction.

Litigation Relating to the Merger, page 52

20.	Please provide us with a copy of the complaint for each lawsuit challenging the merger.

Response: In response to the Staff’s comment, the Company has supplementally provided to you copies of each complaint that, to our knowledge, has been filed as of the date of this letter for each lawsuit challenging the merger.

Proxy Card

21.	Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the proxy card.

John Reynolds

U.S. Securities and Exchange Commission

On behalf of the Company, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (404) 572-3595.

Sincerely,

/s/ Alan J. Prince

Alan J. Prince

cc:	Damon Colbert – U.S. Securities and Exchange Commission

David Link – U.S. Securities and Exchange Commission

W. Edwin Litton – Cellu Tissue Holdings, Inc.

Anne M. Cox – King & Spalding LLP